Exhibit 99.2

STATEMENT OF CONDENSED CONSOLIDATED INCOME (LOSS)

(Amounts in euros)

	At June 30
	2015	2014
Operating income
Revenues	107,520	103,165
Other income	3,062,682	2,557,967

Total income	3,170,202	2,661,132

Operating expenses
Cost of goods sold	(91,930)	(113,663)
Research & Development	(12,500,273)	(10,441,632)
General & Administrative	(5,494,810)	(4,182,864)

Total Expenses	(18,087,013)	(14,738,159)
Operating Profit (Loss)	(14,916,811)	(12,077,026)

Financial revenues	522,977	329,026

Financial expenses	(84,315)	(25,743)
Financial profit (loss)	438,662	303,283
Income tax	—	—
Net Profit (Loss)	(14,478,149)	(11,773,743)
Basic/diluted earnings per share (EUR/share)	(0.74)	(0.77)

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

	At June 30
	2015	2014
Net Profit (Loss)	(14,478,149)	(11,773,743)
Actuarial gains and losses on employee benefits, net of corporate tax	(72,265)	(61,698)
Profit (loss) directly recognised in shareholders’ equity	(72,265)	(61,698)
Other items in the total profit (loss) to be recycled subsequently to the net profit (loss)	(28,019)	—

Total comprehensive income(loss)	(14,578,433)	(11,835,441)

In accordance with IAS 1 Presentation of Financial Statements (2007) (IAS 1), the Group, as defined in the notes to its unaudited interim condensed financial statements for the first half of 2015, presents a combined statement of other elements of comprehensive income or loss.

The Group does not hold any financial assets available for sale and non-current financial assets are measured at historical cost; therefore, no change in fair value is reflected in the statement of consolidated comprehensive income (loss).